May 9, 2008

VIA EDGAR

Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Attention:	Kari Jin Kathleen Collins

Re:	Document Security Systems, Inc. (the “Company”) Form 10-K for Fiscal Year Ended December 31, 2007 Filed March 17, 2008

Dear Staff:

On behalf of Document Security Systems, Inc., this letter responds to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to the filing of the above-referenced annual report (the “Filing”), which were included in the Staff’s letter dated April 11, 2008 (the “Staff Letter”).

In this letter, we have reproduced your comments and have followed each comment with our response. The numbered paragraphs of this letter set forth below correspond to the numbered paragraphs of the Staff Letter. References in the responses to “we,” “our,” “Company” or “us” mean Document Security Systems, Inc.

Non-GAAP Financial Performance Measure, page 27

1. We note your use of the non-GAPP measure Adjusted EBITDA, which excludes a number of recurring items. We also note in your disclosure that management believes this measure to be a relevant measure of performance of the Company. Considering your present Adjusted EBITDA as a performance measure, tell us how considered the disclosures requirements of Question 8 of Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures (FAQ) to present the following:

•	The manner in which management uses the non-GAAP measure to conduct or evaluate its business;
•	The economic substance behind management’s decision to use such a measure;
•	The material limitations associated with the use of non-GAAP financial measure as compared to the use of the most directly comparable GAAP financial measure;
•	The manner in which management compensates for these limitations when using the non-GAAP financial measure; and
•	The substantive reasons why management believes the non-GAAP financial measure provides useful information to investors.

Further, we note that management uses Adjusted EBITDA to measure the Company’s “core operating performance without certain non-cash expenditures.” Explain what you mean by “core operating performance” and explain why excluding non-cash compensation is indicative of the Company’s “core” operating performance. If you intend to use this terminology, it should be adequately defined and you should explain how the Company determined that the excluded items were representative of your “core” performance.

Response:

Similar to other companies in our industry, we use Adjusted EBITDA to assess our business performance. We believe EBTIDA is a standard measurement of financial performance used by securities analysts and others evaluating a company’s performance as an indicator of the company’s operating results and the ability of a company to generate cash flow from operations. Furthermore, we include stock-based payments as an additional adjustment item because it is similar to other items generally excluded from EBITDA in order to provide an indication of a company’s ability to generate cash flow from operations. We provided this information so that investors who believe that Adjusted EBITDA is a relevant financial measure can obtain that information in one place and reduce the computational requirements on such investor.

Our discussion of core operating expenses in our filing was intended to provide additional quantitative and qualitative data to help the reader understand the trends in our Adjusted EBITDA. We acknowledge that stock-based compensation and depreciation and amortization are important expenses of the Company. However, based on the Company’s current stage of development, the Company feels the costs that have the most direct cash flow impact are important for an investor. By providing the elements of what we considered core cash based operating expenses in parenthesis, which is included in the second paragraph of the Non-GAAP Financial Performance Measures section, we felt that we were adequately cross referencing the reader to cost elements previously detailed in the discussion section labeled “Operating Expenses”. Furthermore, we provided a computation regarding core operating trends in order to reduce the computational requirements of the reader.

We agree that the discussion of our use of a non-GAAP Financial Performance measure should be expanded to provide the reader a more detailed explanation on why management feels Adjusted EBITDA is a relevant measure of the Company’s performance. In addition, we will more clearly define core operating expenses when, or if, we present it as a relevant measurement in understanding our Adjusted EBITDA trends. We will include the following disclosure in future filings:

Document Security Systems uses Adjusted EBITDA as a non-GAAP financial performance measurement. Adjusted EBITDA is calculated by adding back to net income (loss) interest, income taxes, depreciation, amortization, and stock-based compensation expense. Adjusted EBITDA is provided to investors to supplement the results of operations reported in accordance with GAAP. Management believes Adjusted EBITDA is useful to help investors analyze the operating trends of the business before and after the adoption of SFAS 123(R) and to assess the relative underlying performance of businesses with different capital and tax structures. Management believes that Adjusted EBITDA provides an additional tool for investors to use in comparing its financial results with other companies in the industry, many of which also use Adjusted EBITDA in their communications to investors. By excluding non-cash charges such as amortization, depreciation and stock-based compensation, as well as non-operating charges for interest and income taxes, investors can evaluate the Company's operations and its ability to generate cash flows from operations and can compare its results on a more consistent basis to the results of other companies in the industry. Management also uses Adjusted EBITDA to evaluate potential acquisitions, establish internal budgets and goals, and evaluate performance of its business units and management.

Document Security Systems considers Adjusted EBITDA to be an important indicator of the Company's operational strength and performance of its business and a useful measure of the Company's historical and prospective operating trends. However, there are significant limitations to the use of Adjusted EBITDA since it excludes interest income and expense and income taxes, all of which impact the Company's profitability and operating cash flows, as well as depreciation, amortization and stock based compensation. Document Security Systems believes that these limitations are compensated by clearly identifying the difference between the two measures. Consequently, Adjusted EBITDA should not be considered in isolation or as a substitute for net income (loss) presented in accordance with GAAP. Adjusted EBITDA as defined by the Company may not be comparable with similarly named measures provided by other entities.

Consolidated Statements of Operations, Page F-4

2. We note that amortization of intangibles has been classified as other operating expenses in your statements of operations as opposed to cost of revenue. Tell us how you considered including the amortization of intangibles as a cost of revenue and specifically tell us how you considered Question 17 to SFAS 86 Staff Implementation Guide.

Response:

The Company has three classes of intangibles assets that are subject to amortization: patent rights acquisition, patent defense and patent application costs; other acquired intangibles (customer lists, trade-names, a non-compete agreement and a barcode technology license agreement); and a royalty agreement. The Company considers Rule 5-03(b) of Regulation S-X when classifying expenses, along with specific guidance for certain expense items. In regard to the amortization of intangibles, the Company considered the guidance in SAB Topic 11-B, along with SFAS 86 “Accounting for the Costs of Computer Software to Be Sold, Leased, or Otherwise Marketed” as discussed below.

Patent defense costs are associated with the defense of a patented technology that was specifically designed for intaglio printing processes most commonly used for the production of currency. The patent relates to older technology that is not currently being sold or marketed by the Company. The Company has expended approximately $7.6 million to acquire the rights to this patent and in legal costs associated with an infringement and related actions associated with this patent. The Company records amortization associated with these costs as operating expenses to the extent that the costs are an asset. The Company records these expenses as an asset as long as the Company believes the associated actions will be successful. As discussed in the response to Question 4 below, the Company currently believes that its action against the European Central Bank for patent infringement will be successful, and that the Company will in turn be awarded significant cash proceeds. .

In addition, the Company has incurred approximately $583,000 of patent application costs associated with the expansion of its patent portfolio and increased its worldwide patent coverage of technologies that are newer than the above-referenced patents that are subject of the patent infringement and related litigations. The Company recorded amortization expense of $41,000 associated with these capitalized patent application costs as an operating expense in 2007 ($22,000 - 2006; $0 - 2005). The Company considered Rule 5-03(b) of Regulation S-X and Topic 11-B when classifying its patent application related intangible amortization expense. The Company considered the function of its patent application efforts is to provide the legal protection over potential competitors and to ensure that the Company is not infringing on other persons’ patents when selling its products. The Company considered whether the legal costs associated with its patent applications should be a direct cost of a product or service that uses the technology associated with the patent. The Company believes that the value of a patent is similar to the value of a trademark or copyright. These legal devices create long-term value for several reasons, including legal protection over competitive factors, and sales and marketing benefits by providing customers a level of comfort that what they are purchasing is unique. In addition, the Company believes that the decision to incur these costs is discretionary since the associated products or services can be sold before or after the life of a patent (or trademark or copyright).

Finally, the Company also markets digital solutions. Our digital solutions involve the delivery of a system that allows our customers to create our security print features and to print them on digital and desktop printers. To date, we have provided this service to customers on a customized basis and have recognized revenue of these implementations in accordance with the guidance in AICPA SOP 97-2, SAB 104, EITF 00-3 based on the individual circumstances of the project. Direct costs associated with these implementations, which to date have primarily consisted of third party services, have been expensed as incurred as a cost of sales. We do not have a standardized, “out-of-the-box” product or software that we sell that enables this product. The Company does not currently have capitalized software costs that are related to a software product marketed or sold to its customers. The Company does not believe that SFAS 86 “Accounting for the Costs of Computer Software to Be Sold, Leased, or Otherwise Marketed” including the guidance provided by Question 17 and its response, are applicable to its revenue. Additionally, the Company does not have any other intangible assets related to this product. The Company will add an accounting policy disclosure regarding its classification of amortization expense in accordance with APB 22 in future filings.

3. We note that the Company does not separately disclose cost of royalty revenues on the face of your income statement. Please tell us how you considered Rule 5-03(b) of Regulation S-X to disclose costs and expenses in the same manner as related revenues.

Response:

The Company has considered Rule 5-03(b) of Regulation S-X in determining the appropriate classification of its costs and expenses related to revenue. The Company records in costs of sales the cost associated with the direct production and delivery of its products and services.

Specifically, the Company’s royalty revenue is derived from customers who utilize the Company’s printing techniques, printing know-how and printing trade secrets, some of which are covered under patents or patents pending. Our licensing program involves the transfer of knowledge of these printing and graphical techniques. Furthermore, our customers often rely on our personnel to assist them in calibrating their printing devices in order to achieve a level of quality needed in order to achieve the desired printing effect.

The Company’s believes that its royalty revenue does not have direct costs associated with it. Generally, our license customers report and pay for usage of our technology based on usage subject to certain minimum amounts. These customers require little to no interaction or support from us once they are certified licensees. To date, the costs incurred by the Company associated with the Company’s licensing revenue are as follows: sales commissions to internal sales personnel, back office administrative costs, customer support and, in a less direct manner, research and development costs associated with developing new technologies, and patent application fees. It is important to note that the research and development costs and patent application fees are costs that support the development of technologies used in sales of printed security products as well. As discussed above in the response to Question 2, the Company does not believe that these costs represent direct costs associated with its licensing revenue in the manner described by Rule 5-03(b) or SAB Topic 11-B. Furthermore, we believe that our presentation allows an investor to understand that the Company’s royalty revenue would continue even if the Company were to significantly reduce or eliminate its production capabilities and/or the size of its general and administrative, sales, operational and support staffs. The Company will add an accounting policy disclosure regarding its classification of amortization expense in accordance with APB 22 in future filings.

Note 5, Intangible Assets, page F-11

4. We note that the company capitalizes costs associated with the defense of your patents and amortizes them over the remaining estimated life of the patent. Tell us the amount of legal defense costs capitalized for each period presented and tell us the amount of such costs associated with ECB litigation. Please cite the specific accounting guidance considered in accounting for such costs. Also, considering that in March 2007 and January 2008, your patent was deemed to be invalid in the UK and France, respectively, tell us how you determined that the legal costs should be capitalized. Also, tell us how you determined that these costs were not impaired at December 31, 2007 and explain further your “weight average analysis of potential outcomes.” Further, based on the disclosures in your March 19, 2008 Form 8-K, where you indicate that the UK Court of Appeals upheld the ruling that the patent was invalid, tell us whether you intend to record an impairment charge for certain costs in fiscal 2008, and if not please explain why.

Response:

As described in the Company’s Annual Report on Form 10-K, commencing in 2004, we began to acquire certain patent ownership and economic rights to patents in the United States, Europe and Canada that were developed and owned by several inventors. In addition, in 2005, we completed transactions with several persons who had privately invested with the inventors prior to our ownership of the patents for various degrees of economic rights associated with any proceeds from a successful litigation action associated with the infringement of these patents. We entered into these transactions with the specific purpose of pursuing litigation against infringers of the patents, based on our analysis of the potential infringement situations, and our understanding of the historical relationship between the inventors and the potentially infringing parties. These patents are for a printing process for high-end printing applications generally used by currency printers to deter or prevent the unauthorized copying or production of counterfeit copies. The Company’s costs associated with these purchase transactions of $3,961,585 were capitalized and amortized over the contractual and expected useful life of the patents of 6.74 years as of the purchase date.

Subsequent to these purchase transactions, the Company embarked on a strategy to pursue settlements and litigation against various potential infringing parties. Based on our analysis, and on advice from our lead legal counsel, the Company in August 2005 filed a claim against the European Central Bank (“ECB”) for patent infringement of the Company’s European Patent 455750B1 on the Euro Banknotes (the “ECB Litigation”). Since that date, the Company has incurred approximately $3,661,000 of legal defense costs associated with the ECB Litigation.

In determining to capitalize the legal expenses from our patent infringement and related litigations, the Company considered the accounting literature in AICPA Technical Practice Aids -Technical Questions and Answers, Section 2260, Other Assets, paragraph .03, Legal Expenses Incurred to Defend Patent Infringement Suit, which states “the choice of capitalizing or expensing depends on the outcome of the lawsuit. FASB Concepts Statement No. 6,, Elements of Financial Statements, paragraph 247 (AC V18.401), states “… the legal and other costs of successfully defending a patent from infringement are 'deferred legal costs' only in the sense that they are part of the cost of retaining and obtaining the future economic benefit of the patent.” If defense of the patent lawsuit is successful, costs may be capitalized to the extent of an evident increase in the value of the patent. Legal costs which relate to an unsuccessful outcome should be expensed.”

Relying on the above guidance, the Company’s capitalizes its legal expenses to the extent of an evident increase in the value of the patents and a successful outcome of the applicable litigation. Accordingly, the Company has capitalized an aggregate of approximately $7.6 million in costs associated with the acquisition of the patents and the ECB Litigation, and is amortizing these costs over the expected useful life of the underlying patents.

Since the commencement of the ECB Litigation, the Company has been faced with legal circumstances that it believes are unique to the European Union’s patent court system. The ECB Litigation was initiated by the Company filing a claim against the ECB for the infringement of the Company’s European Patent 455750B1 in the Court of First Instance, a European Union institution located in Luxembourg that is the representative court for European Union matters. The European patent system is a centralized patent registration system for member countries of the European Union. The ECB responded to the Company’s lawsuit by, among other things, filing lawsuits for invalidity of the patent in nine national courts in Europe. If the ECB Litigation was venued in the United States instead of Europe, the Company believes that both the infringement action and any invalidity defense claim would be heard by the same court, i.e., by a U.S. Federal court.

As such, the Company believes that the infringement and any ensuing patent invalidity counterclaim should be considered one action within the context of the accounting guidance discussed above. However, in the European Union, which does not have a long history of legal precedence in regard to patent infringement suits against European Union entities, the enforcement of EU patents has been pushed down to the member nation level. Therefore, a European Patent can be considered valid in one nation and not another, which is akin to a U.S. patent being valid in some states and not in others.

Despite the unique circumstances of the European Patent system, it is the Company’s belief that the underlying economics of our case are similar to typical patent infringement cases brought in the US, in which both the infringement and related invalidity cases are all considered one course of action. In particular, in our case against the ECB, the Company has been involved in patent validity cases in nine EU member nations. The costs that we have incurred in these cases generally consist of the fees and expenses for lead counsel, which coordinates the litigation amongst all nine countries, and the fees and expenses of local counsel in each court primarily due to the need to have representation registered in each country with experience and language skills needed in each country’s court system. In addition, as validity cases are adjudicated in the various member nations’ court systems, the legal arguments of each party have been adjusted and fine-tuned based on the prior experiences of the cases. The costs associated with each case are generally lower than the previous cases as the legal team benefits from the cumulative knowledge gained from all of the previous cases. Thus, the costs associated with the first cases, which were the most expensive, form a basis for all subsequent cases. Furthermore, the costs associated with defending a patent validity case are generally a significant component of the overall cost of a patent litigation case. Most of the significant technical issues that are analyzed and discussed in a patent validity action are carried forward to the infringement stage of the suit. Thus, if both the patent validity and patent infringement cases were heard in the same court system, as is customary in the U.S., these costs would not be typically separated in an analysis of recoverability within the applicable accounting guidance discussed above. The Company does not believe that the unique circumstances of the EU patent system override this basis premise, and therefore, assesses all of the costs of the validity action as costs of the overall patent infringement action. Therefore, it is the Company’s belief that costs associated with these various actions create one unitary expense group in the context of guidance provided by CON6 referenced above.

The Company’s capitalized legal expenses are analyzed for impairment based on the expected eventual success of the action and recoverability of proceeds or added economic value of the patent in excess of the costs. To perform this analysis, the Company has ascertained a range of data that it uses for the potential damage claims it will receive. The damage claims are based on published circulation rates of the Euro banknote throughout the EU and a royalty rate that the Company is currently earning for other technology licensed in the EU. The Company places a probability factor for each potential infringement case based on its current stage of litigation. It is the Company’s basic premise that when an infringement case has reached the trial stage, then the probability of a win in such case will be 50%. Furthermore, once an infringement case has reached the trial stage, then the potential infringement damages will be better known. Prior to the trial stage, the Company uses a probability factor less than 50% that considers the probability of success at the validity trial, and the unknown elements of timing and proceeds. To compensate for adverse patent validity results in a particular country, the Company reduces the overall potential damages proceeds in the ECB Litigation by the percentage of total Euro banknote circulation estimated by the Company in the applicable country. As of March 17, 2008, the patent has been upheld as valid in two countries (Germany and the Netherlands) and held as not valid in two countries (the U.K. and France). The Company believes that its victories in the German and Dutch patent courts is a strong indicator of success for its infringement litigation. Based on this analysis, the Company determined that a successful infringement result for Euro banknotes in the countries in which the Company’s patent has been held as valid or validity has yet to be adjudicated could result in damages to the Company in a range between $80,000,000 to $180,000,000 which is significantly in excess of the costs that the Company has capitalized. Losses in invalidity cases in additional member nations, especially large circulation nations such as Spain or Italy, may cause the overall potential infringement proceeds of the ECB Litigation (assessed at no more than a 50% probability of success) to be reduced to a level that will result in an assessment of impairment of the associated patent assets.

On March 19, 2008, the Company received notification that its appeal of the invalidation of its European Patent 455750B1 in the UK was not successful. Through March 19, 2008, the costs associated with the UK appeal was approximately $292,000. The Company capitalizes the cost of an appeal until it is determined that the appeal will be unsuccessful. As result of the adverse court decision, the Company wrote-off the legal costs associated with the U.K appeal as of March 31, 2008.

The Company analyzed the effect of the loss of the appeal on the overall recoverability of the capitalized patent assets associated with the ECB Litigation and determined that it did not cause an impairment of these capitalized expenses because the Company reduces the potential proceeds in its infringement analysis upon receipt of an adverse decision on validity at the trial level (i.e., prior to an appeal). Thus, only a positive result in an appeal of a loss in a validity trial would result in a change to the recoverability analysis since it would add back the circulation of the applicable country to the overall infringement proceeds analysis.

5. Please provide a breakdown of the $8.2 million gross carrying amount of patent and contractual rights at December 31, 2007 between (a) costs incurred to acquire the royalty rights; (b) costs incurred to defend the patents; (c) costs incurred for patent applications, or (d) other capitalized costs not addressed herein.

Response:

The following table provides a breakdown of the Company’s patent and contractual rights as of December 31, 2007:

	Gross Carrying Amount	Accumulated Amortizaton	Net Carrying Amount
Patent and contractual rights	8,205,340	2,926,101	5,279,239

Details:
Costs to acquire patent rights	3,961,585	1,616,374	2,345,211
Costs to defend patent rights	3,661,017	1,245,790	2,415,227
Cost incurred for patent applications	582,738	63,937	518,801
	$8,205,340	$2,926,101	$5,279,239

6. We note your reference to an independent valuation firm in determining the fair value of intangibles acquired from Plastic Printing Professionals. We believe that if you indicate that you are relying on an expert in a ’34 Act filing, you should name that expert. If the Form 10-K is incorporated by reference in a ’33 Act filing, you should also include the expert’s consent pursuant to Rule 436(b) of Regulation C. In this regard, it appears that the Company has open registration statements on Form S-8 and Form S-3. Please tell us how you considered the guidance in Rule 436(b) of Regulation C.

Response:

We acknowledge your comment. Beginning with the Company’s Quarterly Report on Form 10−Q for the period ended March 31, 2008, we will remove reference to the use of an independent valuation firm. In all applicable future filings, we will accept full responsibility for the valuing of the acquired assets and liabilities.

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing reviewed by the staff to be certain that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company’s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comment, please provide, in writing, a statement from the company acknowledging that:

▪	the company is responsible for the adequacy and accuracy of the disclosure in the filings;

▪	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

▪	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Response:

We hereby acknowledge that:

▪	we are responsible for the adequacy and accuracy of the disclosure in the referenced filings;

▪	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the referenced filings; and

▪	we may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

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Thank you for your assistance in this matter. Please feel free to call me at (585) 325-3610 if you have any questions about this matter.

Respectfully submitted,

DOCUMENT SECURITY SYSTEMS, INC.

By:	/s/ Patrick A. White
Patrick A. White Chief Executive Officer